Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Alpha Natural Resources, Inc.

Exchange Act File Number of

Subject Company: 1-32423

On July 16, 2008, Alpha Natural Resources, Inc. (“Alpha”) sent letters to its suppliers regarding the acquisition by Cleveland-Cliffs Inc. (“Cleveland Cliffs”) of Alpha.

The form of the letter sent to suppliers follows:

July 15, 2008

Dear [Supplier/Business Partner],

I am writing to inform you that Alpha Natural Resources and Cleveland-Cliffs Inc announced this morning that they have agreed to combine forces and become one of the largest U.S.-based mining companies.

Cleveland-Cliffs has proposed to acquire Alpha in a stock and cash transaction, which must be approved by both companies’ shareholders as well as regulatory agencies.

While we will no longer be a public company when this transaction is completed, Alpha will be the centerpiece of Cleveland-Cliffs’ coal division, which will continue to be based at our current Abingdon, Va. headquarters.

Alpha will be responsible not only for the existing Alpha coal operations but also the existing coal assets of Cleveland-Cliffs. Those assets include three metallurgical coal mines in West Virginia and Alabama that the company gained in their acquisition of PinnOak last year, plus an ownership interest in the Sonoma thermal/metallurgical mining project in Australia. The combined companies will be renamed Cliffs Natural Resources.

A few key benefits of the transaction:

°	Alpha and Cleveland-Cliffs together will have more than 900 million tons of coal reserves and 1 billion tons of iron ore reserves.
°	A combined Cleveland-Cliffs and Alpha portfolio means greater material supply capabilities and logistics for steel and foundry customers of both companies.
°	As a truly international natural resources company with an expected market capitalization of approximately $23 billion, Cleveland-Cliffs provides a strong platform of growth for Alpha.
°	Together, Cleveland-Cliffs and Alpha will have the size, management depth and mining expertise to compete on the global stage as demand for raw materials continues to increase around the world.

We are excited to embark on a transaction that we believe will leverage the core strengths and expertise of both companies for the benefit of all of Alpha’s stakeholders, including our customers, suppliers and business partners.

More information about today’s announcement is included in the attached news release. As you will see, we anticipate that this transaction will be completed in the next six months. In the meantime, it will be business as usual.

I promise to continue to communicate with you as the transaction process moves forward. As always, I value your input and feedback. Please don’t hesitate to contact me anytime you have a question, suggestion or concern.

Sincerely,

XXXX

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

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Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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